505 Millennium Drive
Allen, Texas 75013
800.920.4959
www.pfsweb.com

September 30, 2020

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: PFSweb, Inc.
Registration Statement on Form S-3
File No. 333-248722

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4.00 P.M. Eastern Time on October 2, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Melanie Klint
Melanie Stapp Klint
Vice President, General Counsel
PFSweb, Inc. | www.pfsweb.com
p: 972.881.2900